Stock Dividend Fund, Inc.
8150 N. Central Expwy #M1120
Dallas, Texas 75206

February 19, 2015



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                Re: Stock Dividend Fund, Inc. - CIK # 0001288872
            Request for Withdrawal of Registration Statement filed on
                    EDGAR form type 'RW' on 2/18/2015
                               File No. 333-115091

Ladies and Gentlemen:

Please withdraw the erroneous 'RW' filing as accepted by the Commission on February 18, 2015. We meant to file a 'AW' filing and did this after discovering our error.

                                         Sincerely,


                                         /s/ Steven Adams
                                         Chief Compliance Officer